May 19, 2006

 Sasha S. Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 To the best of my knowledge, all comments in your original letter of January 26, 2006 have been either cleared through the following explanations or through changes incorporated in the amended Form 10-KSB.

   1. Footnote 12 has been added to the amended Form 10-KSB to adequately disclose the Axiom Marketing Group, Inc. agreement and subsequent termination.

   2. The MD&A has been revised in the amended Form 10-KSB in response to comments a), b), c), d) and e).

   3. The license is renewed through December 31, 2006

   4. Bad debt expense has been shown as an operating expense in 2004. The MD&A and Statements of Operations have been revised in the amended filing.

   5. In compliance with EITF 97-2, the amount of net patient billings attributable to affiliated doctors has been deducted from patient billings. The MD&A, Balance Sheet, Statements of Operations and Statements of Cash Flows have been revised accordingly in the amended filing.

   6. Footnote 1 in the amended filing has the disclosure.

   7. The accounting treatment for the issuance of Series B Preferred Stock was explained in our letter of February 23, 2006.

   8. Note 10 and Note 1 have been revised in the amended filing.

   9. The accounting was explained in our letter of February 23, 2006.

   10. The title of Note 12 has been revised to "subsequent event" and the following Note 4 was in the Form 10-QSB for the quarter ended March 31, 2006:

 On December 29, 2005, the Company entered into four agreements with Golden Gate Investors, Inc. ("GGI"): (i) 4.75% Convertible Debenture ("Debenture"),
 (ii) Warrant to Purchase Common Stock ("Warrant"), Registration Rights Agreement and Securities Purchase Agreement. The Debenture Principal Amount is $300,000 and has a maturity date of December 29, 2008. The Warrants give GGI the right to purchase 3,000,000 shares of common stock at a price of $1.00 per share.

 On January 4, 2006, an addendum was executed, which reduced the debenture principal amount to $30,000 and revised the exercise price of the Warrant to $1.09. On April 28, 2006, an addendum was executed to increase the debenture principal amount to $1,000,000 and cancel the Warrant.

 On February 2, 2006 the Company filed a Form SB-2 Registration Statement ("SB-2")with the Securities and Exchange Commission relating to the offer and sale of securities included in the agreements with GGI. On April 28, 2006, the Company withdrew the SB-2 filed February 2, 2006 and filed a new SB-2, which reflected the terms of the Addendum dated April 28, 2006.

 On January 11, 2006, the Company received an advance on the Debenture in the amount of $250,000 and additional $200,000 on May 2, 2006 after filing the SB-2 on April 28, 2006. The remaining $550,000 will be wired to the Company within 5 days of the SB-2 becoming effective.

 The Debenture has a principal amount of $1,000,000 and bears interest at 4.75%, matures three years from the date of issuance, and is convertible into common stock. The Debenture is convertible into the number of shares of common stock equal to the dollar amount of the conversion divided by the lesser of (i) $0.75, (ii) eighty five percent of the average of the five lowest volume weighted average prices during the twenty (20) trading days prior to the conversion or (iii) eighty five percent of the volume weighted average price on the trading day prior to the conversion. GGI has agreed that, beginning in the first full calendar month after the registration statement is declared effective, it shall convert at least 3%, but no more than 30%, of the $1,000,000 principal amount per calendar month, provided that the common stock is available, registered and freely tradable. In the event that the volume weighted average price is less than $.075, the Company will have the option to pay the amount the debenture conversion in cash at 112% rather than have the debenture converted into common stock. If the Company elects to pay the debenture in cash, GGI may withdraw its conversion notice. The Company may reduce the monthly maximum conversion from 30% to 10% for any three calendar months (but not two consecutive months) by giving notice of such election to GGI at least ten business days prior to the first day of the applicable calendar month.

 The Form SB-2 Registration Statement filed April 28, 2006 seeks to register for resale by the selling stockholder up to 56,470,588shares of common stock underlying the Debenture. Based on a price per share of $0.0625, the maximum aggregate offering price would be approximately $3,500,000.

 Since the Debenture is convertible at a discount to the market price of the common stock at the conversion date, the Company is required to calculate the intrinsic value of the beneficial conversion feature at the commitment date using facts available at that date per EITF 98-5. The Company has determined the commitment date will be the date the Form SB-2 Registration Statement filed April 28, 2006 becomes effective. If the Registration Statement had become effective May 1, 2006, the fair value would have been $0.0625 per share and the share price for the preceding 20 trading days would have been $0.06 per share. Applying a 15% discount the conversion price would have been $0.051, resulting in an intrinsic value of $225,500. The Company would record interest expense of $225,500 and increase Additional Paid in Capital by an equal amount. If the Company elects in the future to pay a debenture conversion in cash, it would reduce interest expense for the proportionate amount of the debenture principal.

   11. The amended convertible debenture does not have warrants.

   12. The amended default provision is 150 days, which would be May 28, 2006. Assuming we can resolve the accounting issues, the effective date should be before this date. Therefore, there will be no liquidated damages.

   13. Note 14 Contingencies has been revised in the amended filing.

   14. FAS 131 does not apply.

 When your schedule permits, please call me at 972-538-0122 x206 or email to jstuecheli@msn.com to schedule a time to discuss this letter. I look forward to a timely resolution.

 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO